SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 29, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated August 29, 2008 regarding “Change in the number of total shares and votes in Ericsson”

PRESS RELEASE	August 29, 2008

Change in the number of total shares and votes in Ericsson

Telefonaktiebolaget LM Ericsson (NASDAQ:ERIC) confirms that as per August 29, 2008, the company’s share capital amounts to SEK 16,231,758,678 and the total number of shares amounts to 3,246,351,735, of which 261,755,983 A shares and 2,984,595,752 B shares.

The changes are due to the recent new issue of 19 900 000 C shares, which by virtue of the conversion provision in the articles of association have been converted to B shares. This is in accordance with the resolution by the Annual General Meeting 2008, to expand the treasury stock as part of the financing of Ericsson’s Long-Term Variable Compensation Program (LTV) 2008.

The number of votes amounts to 560,215.558.2 of which A shares represent 261,755,983 votes and B shares represent 298,459,575.2 votes. The company currently holds 62,307,559 shares as treasury stock.

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 195 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27.9 billion (SEK 188 billion) in 2007. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on OMX Nordic Exchange Stockholm and NASDAQ.

For more information about Ericsson, visit www.ericsson.com or www.ericsson.mobi

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone: +46 8 719 69 92

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Ericsson Investor Relations

Phone: +46 8 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on August 29, 2008, 3pm CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: August 29, 2008